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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   |_|                           No   |X|


     If  "Yes"  is  marked,   indicate  below  the  file  number  assigned  to
the  registrant  in  connection  with   Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               AT&T CANADA INC.
                               (Registrant)


Date: May 28, 2002             By:   /s/ Scott Ewart
                               ------------------------------------------------
                               Name:  Scott Ewart
                               Title: Senior Vice President, General Counsel,
                                      Secretary & Chief Privacy Officer


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                                                              [GRAPHIC OMITTED]

           AT&T CANADA COMPLETES PREVIOUSLY ANNOUNCED MONETIZATION OF
                       CROSS CURRENCY INTEREST RATE SWAPS

TORONTO, May 24, 2002 - AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), today announced another step in the implementation of its plan to ensure its future as a strong competitor and a growing and profitable company, raising $85.5 million through monetizing cross currency interest rate swaps. The company could have raised additional funds in this manner but chose not to at this time as it would have been uneconomical to do so.

With the support of its lending syndicate, the Company has amended its banking agreement to give it access to an additional $200 million as follows: $85 million upon the delivery of a business plan following the release of the CRTC "price cap" decision that is approved by lenders representing two thirds of the banking syndicate; and a further $115 million upon the approval of each lender.

AT&T Canada reiterated that its business plan remains fully funded through to the latter part of 2003.

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent


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filings with the Securities and Exchange Commission, the Ontario Securities
Commission, and SEDAR.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                           INVESTORS AND ANALYSTS:
Ian Dale                                         Brock Robertson
(416) 345-2227                                   (416) 345-3125
ian.dale@attcanada.com                           brock.robertson@attcanada.com

May Chiarot                                      Dan Coombes
(416) 345-2342                                   (416) 345-2326
may.chiarot@attcanada.com                        dan.coombes@attcanada.com